

ATS-N/UA: Part III: Manner of Operations

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	(●) Yes ( ) No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	As further discussed below, subscribers may designate their trading interest as eligible or ineligible to interact with certain orders or trading interest in the LeveL ATS. Such permissioning elections may be made at the MPID, FIX-session level, or Channel level. Subscriber Channels LeveL Markets will enable a LeveL ATS subscriber to partition or to direct LeveL Markets to partition the subscriber's order flow into one or more "channels." Channels are designed to distinguish meaningfully different types of business from a given subscriber. As discussed above, these can be based on trading behaviors, business units within the subscriber's organization, or some combination thereof. A subscriber can designate to which channel an order belongs either explicitly (by some agreed upon FIX field) or implicitly (for example, by some combination of order attributes or specific gateway sessions) via coordination with LeveL Markets. For example, a subscriber may have a proprietary trading desk with three distinct teams. Each team may have different strategies or investment objectives, and each may have different contra party instruction lists; thus, each of these teams may be identified by the subscriber to LeveL Markets as distinct channels. This channel-based segmentation is made available to all subscribers. LeveL Markets may also, at its sole discretion, designate new channels or consolidate existing channels without communication to the subscriber. (See Item 13 above.). Any changes to channels requested by a subscriber would generally be put into production the following business day. As discussed in Item 13 above, subscribers may run a "mark-out" or other trading analysis of its activity in the LeveL ATS or request that LeveL Markets run one on the subscriber's behalf and use the results of such an analysis to identify activity that it deems to be favorable or unfavorable to that subscriber. The subscriber may request that its order flow - either a specific channel, multiple channels, or all of its order flow - not interact with particular channels that are anonymously selected in the outcome of the contra party analyses of its trading activity. LeveL Markets will review the subscriber's executions during an agreed-upon historical time period, and on the basis of a performance metric defined by the subscriber, LeveL Markets will block or prevent future interactions with contra channels that are not in-line with the subscriber's performance threshold from the subscriber's interaction pool. For example, if a trading analysis of a subscriber's executions in the LeveL ATS shows that a stock tends to move in an unfavorable direction (to them) following certain executions but not others, the subscriber may request that their order flow not interact with any contra channel whose combined executions against the subscriber lead to those unfavorable outcomes. Contra-party Exclusions As discussed in Item 13 above, the channel-based segmentation for the LeveL ATS is replacing the prior segmentation protocol that involved grouping subscribers into different categories such as agency algorithms or smart order routers, broker-dealers, exchanges or other ATSs, electronic market makers, high-touch agency broker-dealers, high-touch proprietary broker-dealers, low-touch prop, and sponsored access arrangements. While these categories are no longer being supported, as described more fully in Item 13, LeveL Markets has mapped those legacy segments into channel-based equivalents and has carried over any existing subscriber exclusion elections

utilizing the channel-based equivalents to the previous segments. These exclusion elections can be modified by the subscriber through a request to LeveL Markets, as described below.

Subscribers can provide LeveL Markets with a list of market-participant IDs (MPIDs) which it wishes to be excluded from their interactions. As described above, subscribers can also request that LeveL Markets carry out an anonymous contra-party exclusion analysis on their behalf, in which contra-parties are deselected (exclusions) at the channel level, on the basis of a performance metric defined by the subscriber. These analyses are based solely on the subscriber's own performance metric applied to the subscriber's past interactions (executions) with the contra-party channels over some designated time period and with some designated performance threshold. LeveL Markets provides this analysis to all of its subscribers who request it, so long as such requests are reasonable in the Firm's judgment and in its sole discretion. For example, if the subscriber requests the identity or nature of specific counterparties to its executions in the LeveL ATS, if the requests require data that the Firm does not possess, or if the requests are so frequent that the Firm doesn't have the resources to reasonably address them all, those requests will be rejected. A subscriber can have a different set of inclusions or exclusions for each of their own channels. Any contra-party channels that are excluded are done so on an anonymous basis. Note that a subscriber's contra-party exclusions apply asymmetrically - only when the subscriber is providing liquidity in the prospective execution. For the LeveL ATS, an order "provides liquidity" when that order arrives before other orders and rests on the LeveL ATS as a potential counterparty to subsequent orders in that same security. A request for contra-party exclusions to be implemented regardless of liquidity flag (providing or removing) can be made in writing to LeveL Markets and will be evaluated on a case-by-case basis. In circumstances where LeveL Markets has determined to divide a subscriber's order flow into multiple channels based upon its own determination that the subscriber's order flow contained meaningfully distinguishable types of flow, any contra party exclusion requests from the subscriber that had been in place for the single channel will be applied to each new channel created by LeveL Markets unless and until the subscriber requests different exclusions. In addition, if a subscriber had multiple established channels that, in the judgment of LeveL Markets, did not represent meaningfully distinguishable types of flow, but those channels had different contra party exclusions, LeveL Markets would not combine those similar channels into one channel.

Subscriber Trading Arrangements

A subscriber can engage in unilateral, bilateral, or multilateral trading arrangements with one or more contra parties. These arrangements require the explicit consent from all involved parties and can be configured at the channel level or at the subscriber or MPID level. Provided that LeveL Markets receives the express permission of all subscribers intended to be parties to that arrangement, LeveL Markets will generally approve all such requests. Note that a subscriber channel can have its orders participate in a trading arrangement only, participate in the trading arrangement first and then if not match interact with the general pool of subscribers to the ATS, or simultaneously be eligible to interact outside the arrangement as requested by the subscriber. Such arrangements can be requested via a communication (oral or written, including electronic) to LeveL Markets. There is no default arrangement priority implemented by LeveL Markets. Subscribers may also have multiple trading arrangements and may interact within and among those arrangements and with the broader LeveL pool in whatever order preferred by that subscriber. Orders sent simultaneously to multiple trading arrangements or one or more trading arrangements and the broader LeveL pool will match according to the priority specified by the subscriber, if any, and otherwise by the priority rules of the LeveL ATS as specified herein. There are no different order types or other differences relating to the operation of a trading arrangement from the order types or rules relating to the operation of the LeveL ATS as disclosed in this ATS-N. LeveL Markets will not create or modify subscriber trading arrangements unless directed by the relevant subscriber.

On behalf of Buyside Subscribers, LeveL Markets sponsors a trading arrangement through which Buyside Subscribers can trade between themselves and not with the broader LeveL pool. Such Buyside Subscribers can also, if they elect, have LeveL Markets represent their orders within that Buyside Subscriber-specific trading arrangement and in the LeveL pool simultaneously or after seeking a potential match within that trading arrangement first, at the Buyside Subscriber's election ~~and dependent upon the system used by such Buyside Subscriber to route orders to the LeveL ATS. Buyside Subscribers who utilize the UI will be able to interact with the broader LeveL pool after first seeking a match within the Buyside Subscriber trading arrangement and can also have LeveL Markets represent their orders within the Buyside Subscriber trading arrangement and in the LeveL pool simultaneously. Buyside Subscribers routing orders via broker-dealer routers or via Fidelity Service Bureau are only able to interact with orders within the Buyside Subscriber trading arrangement and not with the broader LeveL pool.~~ <u>The default setup is for Buyside Subscriber orders to seek a potential match within the Buyside Subscriber trading arrangement first and then seek a potential match in the broader LeveL pool. This default can be changed upon client request to LeveL Markets.</u> The default <u>minimum</u> order size for ~~Buyside Subscribers for~~ the Buyside Subscriber trading arrangement is 5,000 shares, which can be increased or decreased upon client request to LeveL Markets. Sponsored Buyside Entities and Outsourced Trading Brokers, as defined in Part II Item 1, are also able to interact with the Buyside Subscriber trading arrangement. Orders sent by Sponsored Buyside Entities to the Buyside Subscriber trading arrangement are only eligible to trade within that trading arrangement and not with the general LeveL pool. Orders sent by Outsourced Trading Brokers to the Buyside Subscriber trading arrangement are eligible to interact with the general LeveL pool at the Outsourced Trading Broker's election as made to LeveL Markets.

Subscribers may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization Only"). These subscribers may elect to have orders from certain of their channels (such as desks or other business units) interact or not interact with orders from certain other channels within the same subscriber ("Channel-based Permissioning"). In addition, these subscribers may elect to prioritize potential contra parties to their orders in the LeveL ATS (a "Contra Priority List"). For example, a subscriber may wish to execute internally first if there is a match and then execute against a particular counterparty if not. Similarly, a subscriber may wish to execute against certain potential counterparties in a specific order if there are matching opportunities against such counterparties. For example, a subscriber may want to first look for a match against one or more potential counterparties (Counterparty Set A). If there are no eligible orders from Counterparty Set A, then the subscriber may want to look for a match against Counterparty Set B, and so on. Subscribers electing to use Contra Priority List functionality may, but are not required to, obtain permission from the potential counterparties to prioritize the contra parties in that arrangement. By default, this Contra Priority List functionality only applies when an order is first entered onto the LeveL ATS; instructions unrelated to a Contra Priority List will be followed in the event of a subsequent match in the ATS. As noted above, the subscriber may elect that these orders then be exposed to orders from the rest of the LeveL ATS pool of subscribers or not, at the subscriber's option. Subscribers utilizing Contra Priority List are able to customize their experience within a Contra Priority List in various "waterfall" scenarios. Subscribers may elect that their orders proceed from one contra party in its Contra Priority List to the next (and then to the next, and so on) based upon execution units, based upon time, or a combination of the two.

If the "execution" based criterion is elected by the subscriber, the subscriber's order will "fall" from one Counterparty Set to the next in priority following the execution of a subscriber-defined number of shares from the subscriber's orders. In the Contra Priority List example described above, a subscriber may configure that its order to buy 1,000 shares of security ABCD first execute against Counterparty Set A until it has executed at least some number of shares, determined by the subscriber on an order-by-order basis (for example, 200 shares). Once at least 200 shares are executed against Counterparty Set A, the order would then additionally be able to execute against Counterparty Set B (while continuing to be eligible to execute against Counterparty Set A). Once an additional 200 or more shares have been executed against Counterparty Sets A or B, it would then additionally be eligible to execute against Counterparty Set C, and so on. For clarity, in this scenario, the order will not be eligible to execute against Counterparty Set C if the order does not execute for at least the required amount of shares against Counterparty Set A or B first.

If the "time" based criterion is elected by the subscriber, the subscriber can configure the order to buy the security ABCD to execute (and continue to execute) against Counterparty Set A, if possible, until some amount of time, determined by the subscriber on an order-by-order basis (for example, one second) has elapsed without a match. The order will then additionally be able to execute against Counterparty Set B, and so on.

A subscriber may use both the execution and time parameters in combination. In this configuration, the subscriber has two options, which may be chosen on an order-by-order basis: "either," or "both." If "either" is used, the order will waterfall from one priority level to the next if either criterion is met; if "both" is used, both criteria must be met for an order to waterfall from one Counterparty Set to the next.

Any elected "waterfall" scenario will continue in the expressed priority order as long as all activity (firm-ups in response to invitations, etc.) is occurring over the same channel (see Item 13 above). If a firm-up response is sent via a different channel, then any waterfall instructions, if supplied, will be ignored, although "non-waterfall" priority instructions (if any) will be honored.

The "execution" based option is not available for VWAP orders. Once all potential counterparties in all Contra Priority List levels (A, B, and C in the above example) are exhausted, the order (if any quantity remains from the order) will be exposed to the rest of the LeveL pool, subject to any contra-party exclusions otherwise in effect.

By default, matches within the Buyside Subscriber trading arrangement will "waterfall" from that arrangement to the LeveL pool after the first execution or after fifteen (15) seconds have elapsed from a match if there was no resulting execution.

Broker-Dealer Subscribers may elect that their Firm Orders or Conditional Orders not interact with EFUT Conditional Orders (as discussed more fully in Part III Item 7(a) and 9(a)) at the session level or on an order-by-order basis. Subscribers cannot elect for their EFUT Conditional Orders to not interact with other EFUT Conditional Orders.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No

Item 19: <u>*Fees*</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).	LeveL Markets charges a commission of $0.0000 to $0.05/share for executions in the LeveL ATS. Certain Buyside Subscribers (as of March 30, 2026) pay commissions in "basis points," ranging from a low of one (1) basis point to a high of six (6) basis points. Each basis point equates to one hundredth of one percent of the notional value of the transaction. Although commission rates can be impacted by a number of factors, including the subscriber's anticipated volume, anticipated make/take ratio and anticipated percentage of "internalization-only" transactions, rates are individually negotiated between LeveL Markets and the relevant subscriber. LeveL Markets does not charge different rates for executions resulting from orders utilizing Contra-party Permissioning functionality, including transactions resulting from Internalization-Only orders. Depending on the provider, and effective March 30, 2026, LeveL Markets may "pass through" to Buyside Subscribers certain fees that it is charged by certain service bureau routers or OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Buyside Subscribers and typically range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. In certain instances, these vendors may charge LeveL Markets more than 15 mills and thus a pass-through fee charged to a Buyside Subscriber that uses that router, OMS, or EMS may exceed 15 mills. In some cases, Buyside Subscribers may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Buyside Subscriber, pursuant to a written agreement with LeveL Markets. LeveL Markets does not charge any other fees for use of the LeveL ATS (i.e., LeveL Markets only charges subscribers the commission rates identified above). However, subscribers may be responsible for any connectivity fees or other costs they incur in accessing the LeveL ATS (i.e., fees not charged by LeveL Markets). As discussed in Part III Item 19(c) below, certain subscribers that are in a bilateral or multilateral trading arrangement to execute against other subscribers in the LeveL ATS may pay a higher negotiated commission rate to LeveL Markets, who will rebate part of that higher rate to the other subscriber or subscribers. As noted above, LeveL Markets charges a commission of $0.0000 to $0.005/share for executions in the LeveL ATS. LeveL Markets is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the LeveL ATS as an execution venue. In each transaction on the LeveL ATS, LeveL Markets (EBXL) is identified on transaction reports as the buyer and the selling LeveL ATS subscriber is reported as the seller. FINRA assesses CAT fees on both LeveL Markets, on behalf of the buying LeveL ATS subscriber, and on the selling LeveL ATS subscriber. LeveL Markets passes through to the buying LeveL ATS subscriber these CAT-related fees that LeveL Markets is assessed on behalf of those buying LeveL ATS subscribers. LeveL Markets does not pass through CAT fees to Buyside Subscribers.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	None.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b),	As discussed in Part III Item 19(a) above, at its discretion and upon written agreement with the relevant subscribers, LeveL Markets may pay rebates in specific, limited circumstances. If a subscriber has entered into a bilateral or multilateral arrangement to execute against other subscribers in the LeveL ATS, that subscriber may agree to pay a higher commission rate to LeveL Markets in exchange for LeveL Markets rebating the additional commission amount (the amount above the commission rate that the

including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

subscriber otherwise has agreed to pay to LeveL Markets) to the other subscriber or subscribers who are parties to such arrangements with that subscriber. These rebate arrangements are solely at the request of interested subscribers and are not solicited by LeveL Markets. The specific amount of any such rebates is also determined solely by the arrangement between the subscribers that are parties to the those arrangements and are not set by LeveL Markets. Rebates range from a low of zero to a high of $0.~~0027~~ 0050 per executed share. Aside from these arrangements, LeveL Markets does not pay rebates relating to any other order flow sent to the LeveL ATS.